# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lucid Group, Inc., CIK 0001811210
CUSIP: 549498202
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 7373 GATEWAY BLVD., NEWARK, California (CA), 94560
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000070858-25-000456
Filed by CIK 0000070858

## Reporting persons
- BANK OF AMERICA CORP /DE/: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,439,889; sole dispositive power 0; shared dispositive power 3,450,865; aggregate amount beneficially owned 3,450,865 (1.1% of the class)
  Comment: This Amendment to Schedule 13G supersedes and replaces the original Schedule 13G filed on November 14, 2025 to correct and update the information previously reported with respect to Shared Voting Power, Shared Dispositive Power, Aggregate Amount Beneficially Owned by Each Reporting Person, and Percent of Class. The Issuer effected a 1 for 10 reverse stock split on September 2, 2025, which was not reflected in the original calculation of beneficial ownership, particularly with respect to securities convertible into Class A Common Stock. Beneficial ownership reported herein has been recalculated, using 324,164,267 shares of Class A Common Stock outstanding as of September 30, 2025, as disclosed in Exhibit 99.1 to the Issuer's Form 8-K filed on November 5, 2025. At no time has the Reporting Person's beneficial ownership exceeded five percent of the Issuer's outstanding Class A Common Stock.

## Item 1. Issuer
Name of issuer: Lucid Group, Inc.
Address of issuer's principal executive offices: 7373 GATEWAY BLVD., NEWARK, CALIFORNIA, 94560.

## Item 2. Person Filing
Name of person filing: BANK OF AMERICA CORP /DE/
Address of principal business office or, if none, residence:
100 N TRYON ST
CHARLOTTE, NC 28255
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,450,865.00
Percent of class: 1.1%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 3,439,889.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 3,450,865.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by Bank of America Corporation on behalf of itself and its wholly owned subsidiaries BofA Securities, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); Bank of America N.A., a bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c); Merrill Lynch Pierce Fenner & Smith, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); Merrill Lynch International, a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J); and BofA Securities Europe SA, a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Authorized Signatory (01/13/2026)